As Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259562

PROSPECTUS SUPPLEMENT NO. 3

To Prospectus Dated October 8, 2021

This prospectus supplement amends and supplements the prospectus dated October 8, 2021, as supplemented or amended from time to time (Prospectus), which forms a part of our Registration Statement on Form S-1 (No. 333-259562). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on January 21, 2022 (Current Report). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to: (1) the resale by certain of the BluJay Sellers (as defined below) of 72,383,299 shares of our Class A Common Stock, par value $0.0001 per share (Class A Common Stock), issued in connection with the Share Purchase Deed, dated as of May 27, 2021 (as may be amended from time to time in accordance with the terms thereof, the Purchase Agreement), by and among E2open Parent Holdings, Inc. (E2open or the Company), BluJay Topco Limited (BluJay) and the shareholders of BluJay (BluJay Sellers), pursuant to which E2open or a direct or indirect subsidiary thereof purchased all of the outstanding shares of capital stock of BluJay from the BluJay Sellers (BluJay Acquisition) on September 1, 2021, and as a result, BluJay and its subsidiaries became subsidiaries of E2open; (2) the resale by certain of the BluJay PIPE Investors (as defined below) of 28,909,022 shares of Class A Common Stock issued in exchange for aggregate gross proceeds of approximately $300 million to certain investors, including certain existing stockholders (BluJay PIPE Investors) in connection with the BluJay Acquisition; (3) the resale of 133,323 shares of Class A Common Stock issued pursuant to a purchase price adjustment in accordance with the Business Combination Agreement; and (4) the resale of 103,929 shares of Class A Common Stock issuable upon the exchange of common units of E2open Holdings, LLC (Common Units) issued pursuant to a purchase price adjustment in accordance with the Business Combination Agreement and the surrender and cancellation of a corresponding number of shares of Class V Common Stock of E2open (Class V Common Stock). The aggregate number of shares of Class A Common Stock shall be adjusted to include any additional shares of Class A Common Stock that may become issuable as a result of any stock dividend, stock split, recapitalization or other similar transaction.

Our Class A Common Stock and warrants trade on the New York Stock Exchange under the symbols “ETWO” and “ETWO-WT,” respectively. On January 28, 2022, the closing price of our common stock was $8.76 per share and the closing price of our warrants was $1.97 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the Risk Factors section beginning on page 11 of the Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 31, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 21, 2022

E2open Parent Holdings, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39272	86-1874570
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9600 Great Hills Trail, Suite 300E
Austin, TX
(address of principal executive offices)
78759
(zip code)
866-432-6736
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	ETWO	New York Stock Exchange
Warrants to purchase one share of Class A Common Stock at an exercise price of $11.50	ETWO-WT	New York Stock Exchange

Item 8.01 Other Events.

On January 20, 2022, the Board of Directors of E2open Parent Holdings, Inc. (the “Company”) approved a program for the repurchase of up to $100 million of E2open shares of Class A common stock over the next twelve months (“Repurchase Program”). The Company is authorized to repurchase its common stock on a discretionary basis from time to time through open market purchases, including under a trading plan adopted pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934 (the “Exchange Act”), or privately negotiated transactions, or other means, in accordance with applicable federal securities laws, including Rule 10b-18 of the Exchange Act. The timing of repurchases and the exact number of shares to be purchased will be determined by the Company’s management, in its discretion depending on a variety of factors, or pursuant to a Rule 10b5-1 trading plan, and will depend upon market conditions, stock price, trading volume and other factors. A copy of the Company’s press release announcing the Repurchase Program is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

Exhibit Number		Description
99.1*	—	Press Release, dated January 21, 2022
104	—	Cover Page Interactive Data File (formatted in Inline XBRL)

* Furnished herewith

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SIGNATURE

Pursuant to the Requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

E2open Parent Holdings, Inc.

Date: January 21, 2022	By:	/s/ Laura L. Fese
Laura L. Fese
Executive Vice President and General Counsel

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Exhibit 99.1

E2open Announces a Stock Repurchase Plan of up to $100 Million

AUSTIN, Texas – January 21, 2022 – E2open Parent Holdings, Inc. (NYSE: ETWO), a leading network-based provider of a cloud-based, mission-critical, end-to-end supply chain management platform, today announced that the Company's Board of Directors has approved a program for the repurchase of up to $100 million of E2open shares of Class A common stock over the next twelve months. E2open has approximately 301.4 million shares of Class A common stock outstanding as of January 10, 2022.

“E2open is a highly profitable subscription software business with double digit organic revenue growth that generates substantial free cash flow,” said Michael Farlekas, chief executive officer at E2open. “The board authorization allows the company flexibility to deploy capital that is accretive to shareholders as conditions warrant, while retaining flexibility to invest in the business both organically and through acquisitions”

The authorized purchases may be made from time to time on the open market or in privately negotiated transactions. Any repurchased shares will have the status of treasury shares and may be used, if and when needed, for general corporate purposes. E2open has no obligation to repurchase shares under the authorization, and the timing, actual number and value of the shares which are repurchased will be at the discretion of management and will depend on a number of factors, including the price of E2open’s Class A common stock. E2open intends to conduct the program in compliance with Rule 10b-18 of the Securities Exchange Act of 1934, as amended. Repurchases may also be made under a pre-established trading plan under Rule 10b5-1 that may result in shares of common stock being repurchased when the company may otherwise be precluded from doing so. E2open may suspend or discontinue repurchases at any time.

About E2open

At E2open, we’re creating a more connected, intelligent supply chain. It starts with sensing and responding to real-time demand, supply and delivery constraints. Bringing together data from clients, distribution channels, suppliers, contract manufacturers and logistics partners, our collaborative and agile supply chain platform enables companies to use data in real time, with artificial intelligence and machine learning to drive smarter decisions. All this complex information is delivered in a single view that encompasses your demand, supply, logistics and global trade ecosystems. E2open is changing everything. Demand. Supply. Delivered.TM Visit www.e2open.com.

E2open and the E2open logo are registered trademarks of E2open, LLC. Demand. Supply. Delivered. is a trademark of E2open, LLC.

Safe Harbor Statement

Certain statements in this press release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created thereby. These statements relate to future events or the Company's future financial performance and involve known and un-known risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In particular, statements about the Company's expectations, beliefs, plans, objectives, assumptions, future events or future performance contained in this press release are forward-looking

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statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “outlook,” “guidance” or the negative of those terms or other comparable terminology.

Please see the Company's documents filed or to be filed with the Securities and Exchange Commission, including the annual report filed on Form 10-K, and any amendments thereto for a discussion of certain important risk factors that relate to forward-looking statements contained in this press release. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates, and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company's control. These and other important factors may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements are made only as of the date hereof, and unless otherwise re-quired by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact

Adam Rogers

E2open

adam.rogers@e2open.com

515-556-1162

Media Contact

5W PR for E2open

e2open@5wpr.com

718-757-6144

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